SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of December, 2007

                         Commission File Number 1-14948

                            Toyota Motor Corporation
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                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
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                           Aichi Prefecture 471-8571,
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                                      Japan
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                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    No X
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     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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Materials Contained in this Report:

I. Executive summary of the Japanese-language Business Report for the semi-annual period from April 1, 2007 through September 30, 2007.

II. Executive summary of the Japanese-language Semi-Annual Securities Report, as filed by the registrant with the Director of the Kanto Local Finance Bureau on December 21, 2007.

III. The registrant's unaudited Semi-Annual Consolidated Financial Statements for the six months ended September 30, 2007, prepared in accordance with accounting principles generally accepted in the United States, which materially conform to the consolidated financial statements filed with the Japanese-language Semi-Annual Securities Report referred to above.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           Toyota Motor Corporation



                                           By:   /s/ Takuo Sasaki
                                              ---------------------
                                              Name:  Takuo Sasaki
                                              Title: General Manager of
                                                     Accounting Division



Date:  December 21, 2007